ALAMOS GOLD INC. Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823 Toronto, Ontario, Canada M5J 2T3 Telephone: (416) 368-9932 or 1 (866) 788-8801 All amounts are in United States dollars, unless otherwise stated. F O R I M M E D I A T E R E L E A S E W E B S IT E : w w w .a la m os go ld .c om T R A D IN G S Y M B O L: T S X :A G I N Y S E :A G I Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2016 Mineral Reserves Increase 31% Driven by Significant Growth at La Yaqui and Initial Reserves Declared at Kirazlı and Ağı Dağı Toronto, Ontario (February 23, 2017) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its updated mineral reserves and resources as of December 31, 2016. For a detailed summary of mineral reserves and resources by project, refer to the tables below. Highlights  Global Proven and Probable mineral reserves increased 31%, or 1.8 million ounces, to total 7.7 million ounces of gold1, reflecting a significant increase in mineral reserves at La Yaqui and the declaration of initial mineral reserves at Kirazlı and Ağı Dağı  Increased combined Proven and Probable mineral reserves at La Yaqui to 608,000 ounces of gold2, a 519,000 ounce increase. Combined mineral reserves and resources at La Yaqui increased 113% to 684,000 ounces3 through a very successful 2016 exploration program  Initial Proven and Probable mineral reserve of 1.8 million ounces of gold4 declared at Kirazlı and Ağı Dağı with the release of positive feasibility studies demonstrating attractive economics for both projects  Measured and Indicated mineral resources decreased 14% to 9.3 million ounces of gold5. This reflects the conversion of mineral resources to mineral reserves at Kirazlı and Ağı Dağı, partially offset by mineral resource additions at Young-Davidson and La Yaqui Grande  Significant exploration budget for the Mulatos district of $17 million in 2017 focused on outlining additional mineral reserves and resources at La Yaqui and other targets in the district including Cerro Pelon, Los Bajios and El Refugio 1 Global Proven and Probable mineral reserves total 7.7 million ounces of gold (184.5 million tonnes, grading 1.30 g/t Au) 2 La Yaqui Proven and Probable mineral reserves total 608,000 ounces of gold (13.5 million tonnes, grading 1.40 g/t Au) 3 La Yaqui includes Proven and Probable mineral reserves of 608,000 ounces of gold (13.5 million tonnes, grading 1.40 g/t Au); Measured and Indicated mineral resources of 68,000 ounces of gold (1.1 million tonnes, grading 1.91 g/t Au) and Inferred mineral resources of 8,000 ounces (0.2 million tonnes, grading 1.39 g/t Au) 4 Kirazlı & Ağı Dağı Proven and Probable mineral reserves total 1.8 million ounces of gold (80.5 million tonnes, grading 0.71 g/t Au) 5 Global Measured and Indicated mineral resources total 9.3 million ounces of gold (238.4 million tonnes, grading 1.21 g/t Au)

TRADING SYMBOL: TSX:AGI NYSE:AGI

TOTAL MINERAL RESERVES AND RESOURCES

Proven and Probable Gold Mineral Reserves

	2016			2015			% Change		
	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes	Grade	Ounces
Young-Davidson - Surface	1,165	0.91	34	1,396	0.82	37	-17%	10%	-8%
Young-Davidson - Underground	42,054	2.70	3,653	44,290	2.69	3,837	-5%	0%	-5%
Total Young-Davidson	**43,220**	**2.65**	**3,687**	**45,686**	**2.64**	**3,874**	**-5%**	**1%**	**-5%**
Mulatos Mine	26,020	0.90	750	32,902	0.87	921	-21%	3%	-19%
Stockpiles	7,129	1.38	317	6,485	1.45	302	10%	-5%	5%
La Yaqui	1,939	1.40	87	1,912	1.45	89	1%	-3%	-2%
La Yaqui Grande	11,548	1.40	521	-	-	-	-	-	-
Cerro Pelon	3,253	1.63	170	3,253	1.63	170	-	-	-
Open Pit, Heap Leach	**49,889**	**1.15**	**1,845**	**44,552**	**1.03**	**1,482**	**12%**	**11%**	**24%**
SC Underground	106	11.65	40	161	11.73	61	-34%	-1%	-34%
Total Mulatos	**49,995**	**1.17**	**1,885**	**44,713**	**1.07**	**1,543**	**12%**	**9%**	**22%**
El Chanate - Open Pit	10,812	0.56	193	19,317	0.59	365	-44%	-5%	-47%
El Chanate - Leach Pad Inv.	-	-	100	-	-	98	-	-	2%
Total El Chanate	**10,812**	**0.84**	**293**	**19,317**	**0.75**	**463**	**-44%**	**13%**	**-37%**
Agi Dagi	54,361	0.67	1,166	-	-	-	-	-	-
Kirazli	26,104	0.79	665	-	-	-	-	-	-
Total Turkey	**80,465**	**0.71**	**1,831**	**-**	**-**	**-**	**-**	**-**	**-**
Alamos - Total	**184,492**	**1.30**	**7,696**	**109,716**	**1.67**	**5,880**	**68%**	**-22%**	**31%**

Measured and Indicated Gold Mineral Resources (exclusive of Mineral Reserves)

	2016			2015			% Change		
Young-Davidson - Surface	1,739	1.24	69	1,739	1.24	69	-	-	-
Young-Davidson - Underground	10,792	3.39	1,177	7,955	3.45	883	36%	-2%	33%
Total Young-Davidson	**12,531**	**3.09**	**1,246**	**9,694**	**3.05**	**952**	**29%**	**1%**	**31%**
Mulatos Mine	72,491	1.10	2,554	74,546	1.10	2,630	-3%	0%	-3%
San Carlos Underground	558	5.20	93	603	5.66	110	-7%	-8%	-15%
La Yaqui Grande	1,108	1.91	68	0	0.00	0	-	-	-
Cerro Pelon	572	2.56	47	572	2.57	47	-	-	-
Carricito	1,355	0.83	36	1,355	0.82	36	-	1%	1%
Total Mulatos	**76,084**	**1.14**	**2,798**	**77,076**	**1.14**	**2,823**	**-1%**	**0%**	**-1%**
El Chanate	**4,415**	**0.66**	**93**	**2,327**	**0.86**	**64**	**90%**	**-23%**	**46%**
Lynn Lake	**40,303**	**2.03**	**2,629**	**40,303**	**2.03**	**2,629**	**-**	**-**	**-**
Esperanza	**34,352**	**0.98**	**1,083**	**34,352**	**0.98**	**1,083**	**-**	**-**	**-**
Turkey	**58,574**	**0.59**	**1,108**	**140,507**	**0.66**	**2,961**	**-58%**	**-10%**	**-63%**
Quartz Mountain	**12,156**	**0.87**	**339**	**12,156**	**0.87**	**339**	**-**	**-**	**-**
Alamos - Total	**238,415**	**1.21**	**9,298**	**316,415**	**1.07**	**10,852**	**-25%**	**14%**	**-14%**

Inferred Gold Mineral Resources

	2016			2015			% Change		
Young-Davidson - Surface	31	0.99	1	31	0.99	1	-	-	-
Young-Davidson - Underground	3,524	2.76	313	3,523	2.76	312	-	-	-
Total Young-Davidson	**3,555**	**2.75**	**314**	**3,554**	**2.74**	**313**	**-**	**-**	**-**
Mulatos Mine	8,935	0.92	265	7,078	0.90	205	26%	2%	29%
Underground	162	4.93	26	162	4.93	26	-	-	-
La Yaqui Grande	174	1.39	8	5,087	1.42	232	-97%	-2%	-97%
Cerro Pelon	109	1.23	4	109	1.23	4	-	-	-
Carricito	900	0.74	22	900	0.74	22	-	-	-
Total Mulatos	**10,280**	**0.98**	**325**	**13,336**	**1.14**	**489**	**-23%**	**-14%**	**-34%**
El Chanate	**112**	**0.71**	**3**	**101**	**0.36**	**1**	**11%**	**97%**	**119%**
Lynn Lake	**50,704**	**1.28**	**2,089**	**50,704**	**1.28**	**2,089**	**-**	**-**	**-**
Esperanza	**718**	**0.80**	**18**	**718**	**0.80**	**18**	**-**	**-**	**-**
Turkey	**25,240**	**0.54**	**438**	**25,240**	**0.54**	**438**	**-**	**-**	**-**
Quartz Mountain	**39,205**	**0.91**	**1,147**	**39,205**	**0.91**	**1,147**	**-**	**-**	**-**
Alamos - Total	**129,815**	**1.04**	**4,334**	**132,858**	**1.05**	**4,496**	**-2%**	**-1%**	**-4%**

2 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 3 | ALAMOS GOLD INC Mineral Reserves Total Proven and Probable mineral reserves increased by 31% to 7.7 million ounces of gold at December 31, 2016, reflecting the significant increase in mineral reserves at La Yaqui and the declaration of initial mineral reserves at Kirazlı and Ağı Dağı. This increase was partially offset by mining depletion at Young-Davidson, Mulatos and El Chanate. At La Yaqui Grande, 521,000 ounces were added to mineral reserves increasing the combined mineral reserve at La Yaqui nearly 600% to 608,000 ounces from the end of 2015. This was achieved as part of a successful 2016 exploration program which saw significant mineral resource additions at La Yaqui Grande through drilling the first eight months of the year, and the successful conversion of these mineral resources to mineral reserves through infill drilling undertaken from September through November. With a significant portion of La Yaqui Grande still to be explored, infill and exploration drilling across this large area of alteration remains a focus in 2017. At Kirazlı and Ağı Dağı, a significant portion of the Measured and Indicated mineral resources were successfully converted to an initial Proven and Probable mineral reserve totalling 1.8 million ounces of gold across both projects as detailed in the summary results from the two positive feasibility studies released earlier this month. No exploration drilling was conducted at Young-Davidson or El Chanate in 2016. Exploration activities at Young-Davidson are expected to increase once the lower mine is developed. At Mulatos, limited exploration drilling targeting mineral reserves within the main Mulatos open pit was completed with the focus being on other higher priority targets including La Yaqui. The mineral reserve additions at La Yaqui more than offset depletion from the main Mulatos pit with the combined net mineral reserves at Mulatos increasing 22% to 1.9 million ounces. The Company spent $17 million on exploration at Mulatos in 2016 with a further $17 million budgeted for 2017. A $1,250 per ounce gold price assumption was used in estimating the 2016 mineral reserves, unchanged from 2015. A detailed summary of Proven and Probable mineral reserves as of December 31, 2016 is presented in Table 1 at the end of this press release. Mineral Resources Alamos’ Measured and Indicated mineral resources (exclusive of mineral reserves) totaled 9.3 million ounces as of December 31, 2016. This represents a 14% decrease in ounces and 14% increase in grade from December 31, 2015. The decrease in ounces reflects the conversion of mineral resources at Kirazlı and Ağı Dağı to mineral reserves, partially offset by additions at Young-Davidson and La Yaqui. The additions of higher grade ounces at Young-Davidson and La Yaqui also contributed to the increase in grade, along with the conversion of mineral resources at the Turkish projects. Alamos’ total Inferred mineral resources of 4.3 million ounces as of December 31, 2016 were down slightly from 2015 reflecting the successful conversion of mineral resources at La Yaqui Grande to mineral reserves and higher mineral resource classifications. The Company’s $1,400 per ounce gold price assumption for estimating mineral resources is unchanged from 2015. Detailed summaries of the Company’s Measured and Indicated, and Inferred mineral resources as of December 31, 2016 are presented in Tables 3 and 4 respectively, at the end of this press release.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 4 | ALAMOS GOLD INC Young-Davidson Mineral reserves at Young-Davidson decreased 0.2 million ounces, to 3.7 million ounces of gold reflecting mining depletion. However, the Company added 0.3 million ounces of Measured and Indicated mineral resources through infill drilling. Young-Davidson has excellent exploration potential with the deposit open at depth; however, with a large mineral reserve base and it being cost prohibitive to drill from surface, exploration is not a near term focus. As such, no exploration drilling was undertaken in 2016. The Company will resume exploration activities once the lower mine has been developed allowing for exploration drilling platforms at depth. In addition to the underground mineral reserves, the Company has 1.2 million tonnes of surface stockpiles grading 0.91 grams per tonne of gold (“g/t Au”) which will be used to supplement higher grade underground ore until underground mining rates ramp up to the mill capacity. Based on expected underground mining rates, the remaining mineral reserve life of the Young-Davidson mine is approximately 15 years as of December 31, 2016. As noted above, underground Measured and Indicated mineral resources at Young-Davidson increased 33%, or 0.3 million ounces to 1.2 million ounces. These additions came through infill drilling in the upper portion of the lower mine. The Company expects a strong conversion rate to mineral reserves through additional stope definition and infill drilling and further potential to add to the mineral resource base. Inferred mineral resources were largely unchanged at 0.3 million ounces. Mulatos Mulatos open pit, heap leach mineral reserves (including the Mulatos Mine, stockpiles, La Yaqui and Cerro Pelon) increased 24%, or 0.36 million ounces, to 1.8 million ounces. This reflects the 0.52 million ounce increase in mineral reserves at La Yaqui Grande, partially offset by mining depletion in the Mulatos Mine. The mineral reserve grade also increased 11% to 1.15 g/t Au with the addition of the higher grade La Yaqui Grande ounces. This is approximately 38% above the 2017 budgeted grade for open pit, heap leach production (based on the mid-point of guidance). The mineral reserve grade of the Mulatos Mine, the current source of open pit, heap leach production, increased slightly to 0.90 g/t Au, reflecting lower grade ounces mined in 2016. Based on the 2017 budgeted throughput rates, the remaining mineral reserve life of the Mulatos Mine (including stockpiles) is approximately five years as of December 31, 2016, exclusive of La Yaqui and other surrounding deposits. Underground mineral reserves at Mulatos decreased 21,000 ounces reflecting mining depletion at San Carlos. The depletion of 55,000 tonnes was well below the 134,000 tonnes milled with the Company encountering and mining ore outside of the existing mineral reserves. Based on current mineral reserves and stockpiles, the Company has sufficient ore to continue high grade mill production to the fourth quarter of 2017, though this could be extended if mining continues outside of existing reserves. Measured and Indicated mineral resources at Mulatos of 2.8 million ounces are largely unchanged. Inferred mineral resources at Mulatos decreased 0.16 million ounces reflecting the conversion of the Inferred mineral resource at La Yaqui Grande to mineral reserves.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 5 | ALAMOS GOLD INC La Yaqui The initial mineral reserve at La Yaqui Grande of 521,000 ounces brings the combined mineral reserves at La Yaqui to 608,000 ounces. The significant increase in mineral reserves at La Yaqui (from 89,000 ounces a year ago) was the result of a very successful exploration program in 2016 which included 46,809 metres of drilling that was designed to both upgrade and expand the 232,000 ounces of inferred mineral resource discovered in Zones 1 and 2 of La Yaqui Grande. The Company was successful on both fronts with drilling through the first eight months of the year incorporated into the interim mineral resource update in September 2016. This included the conversion of 149,000 ounces (4.1 million tonnes grading 1.14 g/t Au) to an indicated mineral resource and expanding the higher grade inferred mineral resource to 298,000 ounces (5.5 million tonnes grading 1.68 g/t Au) for a total of 447,000 ounces of combined mineral resources as of September 2016. The primary focus for the remainder of 2016 (September to the end of November) was infill drilling the larger mineral resource base contained within Zones 1 and 2, some extension drilling between the zones and scout drilling of a third zone to the north. The program was again successful in adding further mineral resource growth within La Yaqui Grande and upgrading most of the mineral resources to an initial mineral reserve of 521,000 ounces. In addition to the mineral reserve growth, La Yaqui Grande contains a Measured and Indicated mineral resource of 68,000 ounces and Inferred mineral resource of 8,000 ounces. The overall size and confidence of the mineral reserve and resource base has increased substantially from a year ago, with combined mineral reserves and resources at La Yaqui increasing 113% to now total 684,000 ounces, the majority of which are mineral reserves. The Company has another aggressive exploration program planned for La Yaqui Grande in 2017 with the aim of further growing the mineral reserve and resource base. The focus will be infill drilling within Zone 3, drilling the gaps between all three zones and down-dip (to the northeast) of Zones 2 and 3. Exploration drilling will also be conducted over the eastern part of Zone 1, along the Yaqui Norte – Halcon corridor and on the narrow, steeply dipping rib of silica alteration to the southeast of Zone 1. Approximately $6 million has been budgeted for exploration at La Yaqui Grande in 2017. Other Mulatos District Exploration Plans for 2017  Cerro Pelon - The exploration focus at Cerro Pelon changed mid-2016 to include a much larger area. Scout drilling on the western zone intersected vuggy silica, advanced argillic alteration and sulphide mineralization. Grades improved from anomalous to ore-grade and these will be followed up in 2017. Additional exploration over the northern silica cap and the eastern rib will also be undertaken. The focus of the 2017 exploration program is to continue to systematically explore the larger Cerro Pelon area, with particular focus on the western zone. The 2017 exploration budget at Cerro Pelon is $4 million.    Los Bajios – The Los Bajios target is in close proximity to the main Mulatos mine. Wide intercepts of oxide mineralization and a large alteration anomaly were outlined from exploration programs prior to 2007. Mapping, sampling and Induced Polarization Surveys were carried out over Los Bajios in the fourth quarter of 2016. This work along with the historical work will form the basis of phased exploration drill programs through 2017 which will commence in the first half of the year. Approximately $2 million has been budgeted for exploration at Los Bajios in 2017.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 6 | ALAMOS GOLD INC  El Refugio, El Carricito and El Halcon – El Refugio is located immediately along strike from the Puerto del Aire Deposit which is directly adjacent to the Mulatos open pit mine. Preliminary mapping conducted here in 2016 indicates the presence of out-cropping high grade gold mineralization associated with pyrite-barite veins, similar to that seen in San Carlos. Mapping, sampling and geophysics will be conducted on El Refugio with the aim to be ready for scout drilling in the second half of 2017. Mapping, sampling and geophysics will also be conducted on the El Carricito and El Halcon prospects, with the aim of working those up to drill-ready status in 2018. Approximately $5 million has been budgeted for these prospects in 2017.   Kirazlı, Ağı Dağı and Çamyurt An initial mineral reserve totaling 1.8 million ounces was declared on the Kirazlı and Ağı Dağı projects with the successful conversion of a large portion of each projects’ Measured and Indicated mineral resources. This was outlined in two separate feasibility studies completed on the projects, both outlining very attractive economics. An initial Proven and Probable mineral reserve was declared on Kirazlı totaling 0.67 million ounces of gold and 10.1 million ounces of silver. The project also hosts a Measured and Indicated mineral resource of 0.08 million ounces of gold and 0.4 million ounces of silver. This is down from a year ago reflecting its conversion to mineral reserves. Kirazlı’s Inferred mineral resource of 0.11 million ounces of gold and 1.6 million ounces of silver is contained within the mineral reserve pit and is treated as waste in the feasibility mine plan. This represents an opportunity to add to the total mineable ounces through additional drilling. Based on the feasibility mine plan, Kirazlı has an expected mineral reserve life of 5 years. The project hosts good exploration potential with favourable alteration extending up to 400 metres west of the pit with previous drilling in this area intersecting mineralization. In addition, further exploration potential exists on the Catalkaya and Kale prospects that sit to the south of the Kirazlı Main Zone. Ağı Dağı contains Proven and Probable mineral reserves totaling 1.2 million ounces of gold and 9.5 million ounces of silver. The project also hosts Measured and Indicated mineral resources of 0.52 million ounces of gold and 2.5 million ounces of silver. As with Kirazlı, this is down from a year ago reflecting its conversion to mineral reserves. A further 0.25 million ounces of gold and 1.5 million ounces of silver are contained in the Inferred mineral resource category. Of the Inferred mineral resource, 74,000 ounces of gold is contained within the mineral reserve pit and treated as waste in the feasibility mine plan. This represents an opportunity to add to the total mineable ounces through additional drilling. Based on the feasibility mine plan, Ağı Dağı has an expected mineral reserve life of 6 years. As detailed in the preliminary economic assessment for Çamyurt, trucking its mineralized material over to Ağı Dağı could extend the mine life to nearly 10 years. Both Ağı Dağı and Çamyurt have excellent exploration potential. At Ağı Dağı, an extension and exploration drill program has been designed to test along strike between the pits and follow up on other prospects on the project (Fire Tower, Ilhamur, and Ayi Tepe). At Çamyurt an infill and exploration drilling program has been designed to both upgrade and grow the existing mineral resource base. El Chanate El Chanate’s mineral reserves decreased to 293,000 ounces reflecting mining depletion. El Chanate is a mature operation with two years of mining remaining. The operation will then

TRADING SYMBOL: TSX:AGI NYSE:AGI

transition to residual leaching and will continue to produce gold for up to another four years at substantially lower costs providing for significant free cash flow.

Lynn Lake

Limited exploration drilling was conducted at Lynn Lake in 2016 with the focus on environmental baseline studies and geotechnical drilling in support of the project description and feasibility study, the latter of which is expected in the third quarter of 2017.

Exploration activities are expected to increase at Lynn Lake in 2017 with a total of $4 million budgeted. The focus will primarily be drilling adjacent to known mineral resources at Gordon and MacLellan and on grassroots exploration over the larger greenstone belt.

Exploration on these zones commenced in the third quarter of 2016 with 11,733 metres drilled down dip and along strike of the MacLellan deposit. Results are pending but the geology intersected is similar to that in the ore body and therefore very encouraging.

Çamyurt, Esperanza and Quartz Mountain

Measured and Indicated and Inferred mineral resources for the Esperanza, Quartz Mountain and Çamyurt projects were unchanged from a year ago.

Qualified Persons

Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101"). The Qualified Persons for the National Instrument 43-101 compliant mineral reserve and resource estimates are detailed in the following table.

Mineral Resources

Jeffrey Volk, CPG, FAusIMM	Director - Reserves and Resource, Alamos Gold Inc.	Young-Davidson, El Chanate, San Carlos U/G, Lynn Lake
Marc Jutras, P.Eng	Principal, Ginto Consulting Inc.	Mulatos Pits, Cerro Pelon, La Yaqui, Carricito, Esperanza, Ağı Dağı, Kirazlı, Çamyurt, Quartz Mountain

Mineral Reserves

Chris Bostwick, FAusIMM	VP Technical Services, Alamos Gold Inc.	Young-Davidson, El Chanate, San Carlos Underground
Herb Welhener, SME-QP	VP, Independent Mining Consultants Inc.	Mulatos Pits, Cerro Pelon, La Yaqui, Ağı Dağı, Kirazlı

With the exception of Mr. Volk and Mr. Bostwick, each of the foregoing individuals are independent of Alamos Gold.

Exploration programs for the Company are directed by Aoife McGrath, M.Sc., M.AIG, Alamos' Vice President of Exploration and a Qualified Person under the requirements of National Instrument 43-101.

7 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 8 | ALAMOS GOLD INC About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”. FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos' expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 9 | ALAMOS GOLD INC discussed in the section entitled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos and its predecessors, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Total Proven and Probable Mineral Reserves as of December 31, 2016

PROVEN AND PROBABLE GOLD RESERVES (as at December 31, 2016)	Proven Reserves			Probable Reserves			Total Proven and Probable		
	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Young-Davidson - Surface	1,165	0.91	34	-	-	-	1,165	0.91	34
Young-Davidson - Underground	14,851	2.80	1,336	27,203	2.65	2,317	42,054	2.70	3,653
Total Young-Davidson	**16,016**	**2.66**	**1,370**	**27,203**	**2.65**	**2,317**	**43,220**	**2.65**	**3,687**
Mulatos Main Pits	4,173	1.02	137	21,847	0.87	613	26,020	0.90	750
San Carlos Underground	72	13.06	30	34	8.64	9	106	11.65	40
Stockpiles	7,129	1.38	317	-	-	-	7,129	1.38	317
La Yaqui	470	1.48	22	1,469	1.37	65	1,939	1.40	87
La Yaqui Grande	-	-	-	11,548	1.40	521	11,548	1.40	521
Cerro Pelon	960	1.70	53	2,293	1.59	117	3,253	1.63	170
Total Mulatos	**12,804**	**1.36**	**559**	**37,191**	**1.11**	**1,325**	**49,995**	**1.17**	**1,885**
El Chanate - Open Pit	7,008	0.51	114	3,804	0.65	79	10,812	0.56	193
El Chanate - Leach Pad Inv.	-	-	100	-	-	-	-	-	100
Total El Chanate	**7,008**	**0.95**	**214**	**3,804**	**0.65**	**79**	**10,812**	**0.84**	**293**
Agi Dagi	1,450	0.76	36	52,911	0.66	1,130	54,361	0.67	1,166
Kirazli	700	1.25	28	25,404	0.78	637	26,104	0.79	665
Total Turkey	**2,150**	**0.93**	**64**	**78,315**	**0.70**	**1,767**	**80,465**	**0.71**	**1,831**
Alamos - Total	**37,979**	**1.81**	**2,208**	**146,513**	**1.17**	**5,488**	**184,492**	**1.30**	**7,696**

PROVEN AND PROBABLE SILVER MINERAL RESERVES (as at December 31, 2016)	Proven Reserves			Probable Reserves			Total Proven and Probable		
	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)
La Yaqui	470	7.40	112	1,469	7.19	340	1,939	7.25	452
La Yaqui Grande	-	-	-	11,548	19.94	7,403	11,548	19.94	7,403
Ağı Dağı	1,450	6.22	290	52,911	5.39	9,169	54,361	5.41	9,459
Kirazli	700	15.90	358	25,404	11.90	9,720	26,104	12.01	10,078
Alamos - Total	**2,620**	**9.02**	**760**	**91,332**	**9.07**	**26,632**	**93,952**	**9.07**	**27,392**

Table 2: Project Life-of-Mine Waste-to-Ore Ratios as of December 31, 2016

Project Life-of-Mine Waste-to-Ore Ratios as of December 31, 2016	
Project	**Waste-to-Ore Ratio**
Mulatos Mine	0.69
Cerro Pelon Pit	2.25
La Yaqui Pit	6.65
El Chanate Pit	3.06
Ağı Dağı Pit	1.03
Kirazli Pit	1.45

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Total Measured and Indicated Mineral Resources as of December 31, 2016

MEASURED AND INDICATED GOLD MINERAL RESOURCES (as at December 31, 2016)	Measured Resources			Indicated Resources			Total Measured and Indicated		
	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Young-Davidson - Surface	496	1.13	18	1,242	1.28	51	1,739	1.24	69
Young-Davidson - Underground	5,876	3.33	629	4,916	3.47	548	10,792	3.39	1,177
Total Young-Davidson	**6,373**	**3.16**	**647**	**6,158**	**3.03**	**599**	**12,531**	**3.09**	**1,246**
Mulatos	8,270	1.24	330	64,221	1.08	2,224	72,491	1.10	2,554
San Carlos UG	196	6.11	39	362	4.70	55	558	5.20	93
La Yaqui	-	-	-	1,108	1.91	68	1,108	1.91	68
Cerro Pelon	117	2.75	10	455	2.52	37	572	2.56	47
Carricito	58	0.82	2	1,297	0.82	34	1,355	0.83	36
Total Mulatos	**8,641**	**1.37**	**381**	**67,443**	**1.12**	**2,418**	**76,084**	**1.14**	**2,798**
El Chanate	**1,092**	**0.55**	**19**	**3,323**	**0.69**	**74**	**4,415**	**0.66**	**93**
MacLellan	15,010	1.99	960	17,374	1.75	976	32,384	1.86	1,936
Gordon	-	-	-	5,914	3.21	610	5,914	3.21	610
Burnt Timber	-	-	-	1,021	1.40	46	1,021	1.40	46
Linkwood	-	-	-	984	1.16	37	984	1.17	37
Total Lynn Lake	**15,010**	**1.99**	**960**	**25,293**	**2.05**	**1,669**	**40,303**	**2.03**	**2,629**
Esperanza	**19,226**	**1.01**	**622**	**15,126**	**0.95**	**462**	**34,352**	**0.98**	**1,083**
Ağı Dağı	553	0.44	8	34,334	0.46	510	34,887	0.46	518
Kirazli	118	0.50	2	5,848	0.43	80	5,966	0.43	82
Çamyurt	513	1.00	16	17,208	0.89	492	17,721	0.89	508
Total Turkey	**1,184**	**0.68**	**26**	**57,390**	**0.59**	**1,082**	**58,574**	**0.59**	**1,108**
Quartz Mountain	**214**	**0.95**	**7**	**11,942**	**0.87**	**333**	**12,156**	**0.87**	**339**
Alamos - Total	**51,740**	**1.60**	**2,661**	**186,675**	**1.11**	**6,637**	**238,415**	**1.21**	**9,298**

MEASURED AND INDICATED SILVER MINERAL RESOURCES (as at December 31, 2016)	Measured Resources			Indicated Resources			Total Measured and Indicated		
	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)
La Yaqui Grande	-	-	-	1,108	15	523	1,108	15	523
Esperanza	19,226	7.25	4,482	15,126	9.16	4,455	34,352	8.09	8,936
Ağı Dağı	553	1.59	28	34,334	2.19	2,417	34,887	2.18	2,445
Kirazli	118	2.73	10	5,848	2.17	408	5,966	2.18	418
Çamyurt	513	5.63	93	17,208	6.15	3,404	17,721	6.14	3,497
Alamos - Total	**20,410**	**7.03**	**4,613**	**73,624**	**4.73**	**11,207**	**94,034**	**5.23**	**15,819**

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 4: Total Inferred Mineral Resources as of December 31, 2016

INFERRED GOLD MINERAL RESOURCES (as at December 31, 2016)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Young-Davidson - Surface	31	0.99	1
Young-Davidson - Underground	3,524	2.76	313
Total Young-Davidson	**3,555**	**2.75**	**314**
Mulatos	8,935	0.92	265
San Carlos UG	162	4.93	26
La Yaqui	174	1.39	8
Cerro Pelon	109	1.23	4
Carricito	900	0.74	22
Total Mulatos	**10,280**	**0.98**	**325**
El Chanate	**112**	**0.71**	**3**
MacLellan	1,898	2.01	123
Gordon	4,364	2.87	403
Burnt Timber	23,438	1.04	781
Linkwood	21,004	1.16	783
Total Lynn Lake	**50,704**	**1.28**	**2,089**
Esperanza	**718**	**0.80**	**18**
Ağı Dağı	16,760	0.46	245
Kirazli	5,689	0.59	108
Çamyurt	2,791	0.95	85
Total Turkey	**25,240**	**0.54**	**438**
Quartz Mountain	**39,205**	**0.91**	**1,147**
Alamos - Total	129,815	1.04	4,334

INFERRED SILVER MINERAL RESOURCES (as at December 31, 2016)	Tonnes (000's)	Grade (g/t Ag)	Ounces (000's)
La Yaqui Grande	174	5.55	31
Esperanza	718	15.04	347
Ağı Dağı	16,760	2.85	1,534
Kirazli	5,689	8.96	1,638
Çamyurt	2,791	5.77	518
Alamos - Total	26,132	4.84	4,068

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Notes to Mineral Reserve and Resource Tables:

- The Company's Mineral Reserves and Mineral Resource as at December 31, 2016 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's NI 43-101 requirements.
- Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
- Mineral Resources are exclusive of Mineral Reserves.
- Mineral Reserve cut-off grade for the Mulatos Mine, the Cerro Pelon Pit, the La Yaqui Pit, the Kirazlı Pit and the Ağı Dağı Pit are determined as a net of process value of $0.10 per tonne for each model block
- All Measured, Indicated and Inferred Mineral Resources are pit constrained with the exception of those outside the Mulatos Main Pits on the Mulatos property which have no economic restrictions and are tabulated by gold cut-off grade.
- Mineral Reserve estimates assumed a gold price of $1,250 per ounce and Mineral Resource estimates assumed a gold price of $1,400 per ounce, except as follows: Lynn Lake Mineral Resources assumed a gold price of $1,550 per ounce with an assumption of the Canadian dollar at parity with the United States dollar. Metal prices, cutoff grades and metallurgical recoveries are set out in the table below.
- El Chanate reserve ounces include a December 31, 2016 inventory 99,900 recoverable ounces in the heap leach pad

	Resources		Reserves		
	Gold Price	Cutoff	Gold Price	Cutoff	Met Recovery
Mulatos:					
Mulatos Main Open Pit	$1,400	0.5	$1,250	see notes	>50%
San Carlos Underground	$1,400	2.5	$1,250	3.27	70%
Cerro Pelon	$1,400	0.5	$1,250	see notes	75%
La Yaqui	$1,400	0.5	$1,250	see notes	75%
Carricito	$1,400	0.3	n/a	n/a	>50%
Young-Davidson - Surface	$1,400	0.5	$1,250	0.5	91%
Young-Davidson - Underground	$1,400	1.3	$1,250	1.9	91%
El Chanate	$1,400	0.15	$1,250	0.15	30-65%
Lynn Lake	$1,555	0.4	n/a	n/a	89-92%
Esperanza	$1,400	0.4	n/a	n/a	60-72%
Ağı Dağı	$1,400	0.2	$1,250	see notes	80%
Kirazlı	$1,400	0.2	$1,250	see notes	81%
Çamyurt	$1,400	0.2	n/a	n/a	78%
Quartz Mountain	$1,400	0.21 Oxide, 0.6 Sulfide	n/a	n/a	65-80%

13 | ALAMOS GOLD INC